FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May 2011

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-2 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

B.O.S. Announces Financial Results for First Quarter of 2011

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: May 25, 2011	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Announces  Financial Results for First Quarter of 2011

Company Reports Net Profit and Revenue Growth

RISHON LEZION, Israel, May 25, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the first quarter of 2011.

Highlights of first quarter 2011 results:
1.	Revenues grew by 23% to $9.1 million, up from $7.4 million in the same quarter last year.
2.	Operating income grew to $376,000 up from $147,000 in the same quarter last year.
3.	EBITDA grew to $570,000, up from $359,000 in the same quarter last year.
4.	Net income amounted to $34,000, compared to a net loss of $100,000 in the same quarter last year.

Yuval Viner, BOS CEO, stated: "We have commenced 2011 with a positive trend in sales and earnings that reflects continued improvement in the Company’s RFID and mobile solutions and supply chain solutions segments.”

“We are continuing to invest in research and development in order to further enhance our software platform, BOS ID.  We are working to establish sales channels for BOS ID through partnerships with systems integrators in Europe,” Viner added.

Edouard Cukierman, BOS Chairman, stated: “Once again we are very pleased to report a net profit and we expect that this positive trend will continue going forward. We believe that management will be successful in hitting its revenue and profit targets for 2011.”

Conference Call

BOS will host a conference call on Thursday, May 26, 2011 at 10:00 a.m. Eastern Standard Time / 5:00 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America + 1-888-668-9141
Israel + 03-9180685
International + 972-3-9180685

For those unable to listen to the live call, a replay of the call will be available from the day after the call on BOS's website, at: http://www.boscorporate.com.

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides RFID and electronic components consolidation services to the aerospace, defense, medical and telecommunications industries, as well as to enterprise customers worldwide. In 2011, BOS was awarded “Entrepreneurial Company of the Year” in Automatic Identification Data Capture by Frost & Sullivan, a leading global market research company.

For more information, please visit: www.boscom.com.

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010
	(Unaudited)		(Audited)

Revenues	$9,143	$7,408	$30,187
Inventory write off	-	(43)	36
Cost of revenues	7,006	5,673	22,668
Gross profit	2,137	1,778	7,483

Operating costs and expenses:
Research and development	104	120	372
Sales and marketing	1,096	1,057	4,068
General and administrative	561	454	1,786
Total operating costs and expenses	1,761	1,631	6,226

Operating income	376	147	1,257
Financial expenses, net	(224)	(237)	(961)
Other expenses net	(58)	(7)	(120)
Profit (loss) before taxes on income	94	(97)	176
Taxes on income	(60)	(3)	(5)
Income (loss) from continuing operations	34	(100)	171
Loss from discontinued operations	-	-	(806)
Net income (loss)	$34	$(100)	$(635)

Basic and diluted net profit (loss) per share from continuing operations	$0.01	$(0.04)	$0.07
Basic and diluted net earnings (loss) per share from discontinued operations	$0.01	$0.00	$(0.31)
Basic and diluted net profit (loss) per share	$0.01	$(0.04)	$(0.24)

Weighted average number of shares used in computing basic net earnings per share	2,759,254	2,626,760	2,662,147
Weighted average number of shares used in computing diluted net earnings per share	2,841,970	2,626,760	2,757,066

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Three months ended March 31,
2011

Net cash used in operating activities	$(947)

Net cash used in investing activities	(156)

Net cash provided by financing activities	585

Decrease in cash and cash equivalents	(518)

Cash and cash equivalents at the beginning of the year	703

Cash and cash equivalents at the end of the year	$185

CONSOLIDATED BALANCE SHEETS

 (U.S. dollars in thousands, except per share amounts)

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$185	$703
Trade receivables	9,841	7,719
Other accounts receivable and prepaid expenses	1,268	1,183
Inventories	5,222	5,125

Total current assets	16,516	14,730

LONG-TERM ASSETS:
Severance pay fund	49	47
Investment in other company	107	107
Other assets	203	161

Total long-term assets	359	315

PROPERTY, PLANT AND EQUIPMENT, NET	1,174	1,135

OTHER INTANGIBLE ASSETS, NET	1,432	1,512

GOODWILL	4,525	4,438

	$24,006	$22,130

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$8,510	$7,778
Trade payables	5,148	4,317
Employees and payroll accruals	828	735
Deferred revenues	554	474
Accrued expenses and other liabilities	995	1,040

Total current liabilities	16,035	14,344

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	318	394
Income tax accruals	523	488
Accrued severance pay	179	167
Convertible note	2,566	2,460
Other long-term liabilities	515	564

Total long-term liabilities	4,101	4,073

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 20.00 nominal value; Authorized: 7,000,000 shares as of March 31, 2011 and December 31, 2010; Issued and outstanding: 2,755,722 and 2,752,517 shares as of March 31, 2011 and December 31, 2010, respectively	13,977	13,959
Additional paid-in capital	56,824	56,805
Accumulated other comprehensive profit	138	52
Accumulated deficit	(67,069)	(67,103)

Total shareholders' equity	3,870	3,713

Total liabilities and shareholders' equity	$24,006	$22,130

CONDENSED CONSOLIDATED EBITDA

 (U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2011	2010	2010

Operating income (loss) from continuing operations	$376	$147	$1,257
Add:

Amortization of intangible assets	93	91	369

Stock based compensation	37	60	217

Depreciation	64	61	241

Impairment of goodwill	-	-	-

EBITDA	$570	$359	$2,084

	RFID and Mobile Solutions	Supply Chain Solutions	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Consolidated
	Three months ended March 31, 2011			Three months ended March 31, 2010

Revenues	$3,489	$5,654	$9,143	$2,975	$4,433	$7,408

Gross profit	$935	$1,202	$2,137	$1,038	$740	$1,778